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                                                                  Exhibit (a)(8)



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September 20, 2001


To: All employees
From: Dale
Subject: Option Exchange Program


I am pleased to announce that the Company is offering to eligible employees the opportunity to participate in an exchange program regarding stock options that employees have received from the Company. Eligible employees will have the opportunity to tender to the Company previously granted stock options with an exercise price greater than $12.00 per share, in exchange for an equal number of new options to be granted on a future date, which will be at least six (6) months and one (1) day following the date when the Company cancels the old options that are tendered. The exercise price of the new options will be equal to the fair market value of the Company's common stock on the date of grant, which is currently expected to occur in April 2002.

The Company currently expects to end this tender offer on October 18, 2001. This offer to exchange is available only to those persons who are employees of META Group, Inc. or one of its subsidiaries on the date of the tender of the options and through the date of the grant of the new options who were not participants in the META Group, Inc./JMI Long-Term Incentive Compensation Plan and have not received options to purchase the Company's stock during the six (6) month period prior to the effective date of this offer (which is September 19, 2001). None of the Company's executive officers or directors is eligible to participate.

Attached below is a copy of a letter that was sent to eligible employees outlining some of the details of this offer to exchange. Eligible employees will be receiving this letter by regular mail in the coming week, as well as other information regarding this offer to exchange. Once you have received the information and had a chance to review it, you may call John Piontkowski (203-973-6995) with any questions. For specific questions regarding any eligible options you may have, please contact Rick Giunta at 203-973-6739. There will be an open question and answer session regarding this offer to exchange at the end of the State of the Company meeting to be held next Thursday, September 27, 2001.

Regards,

Dale



Attachment


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                                META GROUP, INC.
                                208 Harbor Drive
                           Stamford, Connecticut 06912
                               Phone: 203-973-6995
                                Fax: 203-973-6921

September 19, 2001

                               LETTER TO EMPLOYEES
             HOLDING OPTIONS TO PURCHASE COMMON STOCK UNDER THE META
       GROUP, INC. SECOND AMENDED AND RESTATED 1995 STOCK PLAN HAVING AN
                 EXERCISE PRICE IN EXCESS OF $12.00 PER SHARE:

         Each of you holds stock options with an exercise price that exceeds the market price of our common stock. Because META Group, Inc. (the "Company")'s Board of Directors recognizes that outstanding options may not currently be providing performance incentives for our valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

         As a result, we are happy to announce that META Group, Inc. will offer to exchange your outstanding options under the Company's Second Amended and Restated 1995 Stock Plan (the "Plan") that have an exercise price in excess of $12.00 per share for new options that the Company will grant under the Plan. You may tender (i.e., surrender for exchange) any of these options you hold to the Company for new options. You also have the right to choose not to tender any of your options.

         The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange.

         The tendered options that the Company accepts will be canceled shortly following the expiration of the Offer to Exchange. The Company plans to grant the new options on or about the first business day that is at least six months and one day following the date the Company cancels the tendered options that are accepted by it. According to its current schedule, the Company expects to cancel options on or about October 19, 2001, and accordingly it expects to grant new options on or about April 22, 2002.

         You must be an eligible employee of META Group, Inc. in order to receive new options. Eligible employees are employees of the Company or one of the Company's subsidiaries on the date of the tender of the options and through the date of the grant of the new options who were not participants in the META Group, Inc./JMI Long-Term Incentive Compensation Plan and who have not received options from the Company during the six (6) month period prior to the date of this offer ("Eligible Employees"). If for any reason you are not an Eligible Employee at the time the new options are granted, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

         The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price of the Company's common stock on the NASDAQ National Market. As this date is in the future, the Company cannot predict the exercise price of the new options.


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         Each new option will commence vesting on the date of grant, and will vest over a period of three and one-half years as follows:

         28.57% vested after 12 months
         57.14% vested after 24 months
         85.71% vested after 36 months
         100% vested after 42 months.

         You will not receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options.

         The Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

         The Offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender, which are all enclosed with this letter. You should carefully read the entire offer to exchange, letter of transmittal and notice to withdraw tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the offer to exchange and other documents referenced in the offer to exchange. To tender options, you will be required to properly complete and return to the Company the letter of transmittal and any other documents specified in that letter before the expiration date of the Offer. The Offer is currently schedule to expire at 5:00 p.m., Eastern Daylight Time, on October 18, 2001.

         If you have any questions about the Offer, please call John A. Piontkowski, Senior Vice President and Chief Financial Officer, at 203-973-6995.

         We thank you for your continued efforts on behalf of META Group, Inc.

Sincerely,



Dale Kutnick
Chairman, Chief Executive Officer and Co-Research Director



Enclosures